# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fenbo Holdings Limited, CIK 0001957001
CUSIP: 000000000
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: UNIT J, 19/F, WORLD TECH CENTRE, 95 HOW MING ROAD, KWUN TONG, KOWLOON, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 11/29/2024
Filed by CIK 0002050184
Persons authorized to receive notices and communications: Mr. Henry F. Schlueter, Esq., Schlueter & Associates, P.C., 5655 South Yosemite Street, Suite 350, Greenwood Village, Colorado (CO), 80111, 303-292-3883

## Reporting persons
- Huang Hongwu(1) (CIK 0002050184): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 8,000,000; sole dispositive power 0; shared dispositive power 8,000,000; aggregate amount beneficially owned 8,000,000 (72.3% of the class)
  Comment: (1) Mr. Huang and Luxury Max Investments Limited share voting and dispositive power over the shares based on Mr. Huang's position as a director, and shareholder of Luxury Max Investments Limited, the record owner of the 8,000,000 ordinary shares of the Issuer.
  
  (2) Based on 11,653,516 ordinary shares issued and outstanding as of the date of this report.
- Wang Xuefei(1) (CIK 0002050175): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 8,000,000; sole dispositive power 0; shared dispositive power 8,000,000; aggregate amount beneficially owned 8,000,000 (72.3% of the class)
  Comment: (1) Ms. Wang and Luxury Max Investments Limited share voting and dispositive power over the shares based on Ms. Wang's position as a director, and shareholder of Luxury Max Investments Limited, the record owner of the 8,000,000 ordinary shares of the Issuer.
  
  (2) Based on 11,653,516 ordinary shares issued and outstanding as of the date of this report.
- Luxury Max Investments Ltd (CIK 0002004188): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 8,000,000; sole dispositive power 0; shared dispositive power 8,000,000; aggregate amount beneficially owned 8,000,000 (72.3% of the class)
  Comment: (1) Luxury Max Investments Limited is the owner of record of the 8,000,000 ordinary shares of the Issuer. Luxury Max Investments Limited is controlled by Mr. Huang Hongwu and Ms. Wang Xuefei.
  
  (2) Based on 11,653,516 ordinary shares issued and outstanding as of the date of this report.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Fenbo Holdings Limited
Address of issuer's principal executive offices: UNIT J, 19/F, WORLD TECH CENTRE, 95 HOW MING ROAD, KWUN TONG, KOWLOON, Hong Kong (K3), 0000

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by Luxury Max Investments Limited, the holder of record of the 8,000,000 ordinary shares of the Issuer ("Fenbo"), Mr. Huang Hongwu and Ms. Wang Xuefei, the directors and 100% shareholders of Luxury Max Investments Limited as of the date of filing this Schedule 13D.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each Reporting Person is Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.
Present principal occupation or employment:
Luxury Max Investments Limited is a holding company.

Mr. Huang's principal occupation is as a Merchant.

Ms. Wang Xuefei principal occupation is as a [ ]
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which either it or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Luxury Max Investments Limited is a British Virgin Islands company limited by shares. Mr. Huang and Ms. Wang are citizens of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 29, 2024, Mr. Huang and Ms. Wang, entered into separate Stock Purchase Agreements to purchase from Mr. Li his 100% interest in LMIL, the record owner of 8,000,000 shares of the Issuer. Mr. Huong purchased 6,000 ordinary shares of LMIL representing 60% of the issued and outstanding shares of LMIL for a total purchase price of USD 2,700.000 payable by an initial cash deposit of USD 1,200,00 with the balance due pursuant to a promissory note. Ms. Wang purchased 4,000 ordinary shares of LMIL representing 40% of the issued and outstanding shares of LMIL for a total purchase price of USD 1,800.000 payable by an initial cash deposit of USD 800,00 with the balance due pursuant to a promissory note.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 29, 2024, Mr. Huang, and Ms. Wang, purchased from Mr. Li his 100% interest in LMIL, in order to acquire shared voting and dispositive power over the shares of the Issuer held by LMIL.

The Reporting Persons hold their securities of the Issuer for investment purposes.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein.
Transactions in the class effected during the past sixty days: Neither Reporting Person had entered into any transactions in the Shares during the sixty days immediately prior to November 29, 2024.
Other persons with the right to receive dividends or sale proceeds: As of November 29, 2024, no person other than the Reporting Persons is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 29, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As of November 29, 2024, Mr. Huang and Ms. Wang are the sole directors of Luxury Max Investments Limited.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint filing Agreement by and between Luxury Max Investments Limited, Mr. Huang and Ms. Wang

## Signatures
- Huang Hongwu(1): /s/ Huang Hongwu, Huang Hongwu, Director (12/30/2024)
- Wang Xuefei(1): /s/ Wang Xuefei, Wang Xuefei (12/30/2024)
- Luxury Max Investments Ltd: /s/ Wang Xuefel, Luxury Max Investments Ltd (12/30/2024)